NO ACT

PE
12-12-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001068

Received SEC

JAN 2 8 2009

Washington, DC 20549

January 28, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-09

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202

Re: AT&T Inc.
Incoming letter dated December 12, 2008

Dear Mr. Wilson:

This is in response to your letters dated December 12, 2008 and January 14, 2009 concerning the shareholder proposal submitted to AT&T by William Steiner. We also have received letters on the proponent's behalf dated December 26, 2008, January 15, 2009, and January 19, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED

FEB 1 1 2009

THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 28, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of AT&T's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 AT&T Inc. (T)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the company December 12, 2008 no action request and January 14, 2009 supplement regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Again the company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. *Again* the company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap.*

The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.

The company has not provided any precedent where a proposal was determined to be implemented based on a preference to consider the text in a previous year proposal as having priority over the text in a current year proposal.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1352 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

Again the company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1352 institutions ever calling a special meeting.

The company January 14, 2009 letter makes no attempt to explain how its false premise might be correct:

The December 12, 2008 company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

Furthermore the company was first introduced to its false premise or false assumption on December 26, 2008.

Again the company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of individual shareholders) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The company has not named one shareholder who would be excluded.

Again the company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company (i)(3) objection seems to be dependent in a number of places on a misplaced company assumption that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization.

The company (i)(2) objection appears to be dependent on an unqualified acceptance of its (i)(3) objection. And the company (i)(2) outside opinion seems to be dependent from the beginning on the misplaced assumption inputted by the company that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization. Thus the conclusions of the outside opinion are flawed since the outside firm simply accepts the unfounded initial company assumption as a fact and then fashions its text without a valid foundation.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Paul M. Wilson <PW2209@att.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 AT&T Inc. (T)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the company December 12, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap.*

The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.

The company has not provided any precedent where a proposal was determined to be implemented based on a comparison with text in a prior year rule 14a-8 proposal.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1352 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1352 institutions ever calling a special meeting.

The December 12, 2008 company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of individual shareholders) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The company has not named one shareholder who would be excluded.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company (i)(3) objection seems to be dependent in a number of places on a misplaced company assumption that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization.

The company (i)(2) objection appears to be dependent on an unqualified acceptance of its (i)(3) objection. And the company (i)(2) outside opinion seems to be dependent from the beginning on the misplaced assumption inputted by the company that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization. Thus the conclusions of the outside opinion are flawed since the outside firm simply accepts the unfounded initial company assumption as a fact and then fashions its text without a valid foundation.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Paul M. Wilson <PW2209@att.com>

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of William Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden dated December 26, 2008, concerning a stockholder proposal (the "Proposal") submitted by William Steiner. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal, dated December 12, 2008 (the "Original Letter"). For the reasons set forth below, AT&T continues to believe that the Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, and pursuant to Rule 14a-8(i)(2) because implementing it would violate Delaware law.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to Mr. Chevedden.

Responding to Mr. Chevedden's objections in the order raised in his letter, we note first that the amendment to Article I, Section 2 of AT&T's Bylaws, which was effective June 29, 2007, was reported in a current report on Form 8-K filed on July 2, 2007, and the amended Bylaws are filed as an exhibit thereto.

With respect to no-action precedents, in the Original Letter AT&T cited numerous instances where a company already had (or proposed adopting) a bylaw giving the holders of 25% of the outstanding shares the right to call a special meeting and the Staff agreed that the company could exclude a proposal to amend the company's bylaws (i) so that there was no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law, (ii) to allow holders of 10% to 25% of the outstanding shares to call a special meeting, and expressly favoring 10%, and (iii) to allow holders of a reasonable percentage of the outstanding shares to call a special meeting, and expressly favoring 10%. We believe each of these precedents supports our position that AT&T has substantially implemented the Proposal.

Mr. Chevedden claims that the 25% requirement "essentially prevents a special meeting from being called." However, as discussed in the Original Letter, AT&T adopted the 25% requirement as requested by, and in accordance with, Mr. Steiner's 2007 proposal, which called on AT&T's board of directors to amend the Bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting

We do not understand Mr. Chevedden's objection to AT&T's (i)(3) argument. As discussed in the Original Letter, the second sentence of the Proposal is unclear and can be interpreted in various ways. To make sense of this sentence, we assumed a particular meaning and then pointed out that, given such a meaning, the proposal would cause AT&T to violate Delaware law. Mr. Chevedden appears to be saying that our assumption was incorrect, but he offers no explanation as to what this sentence really means. Consequently, the Proposal remains unclear, and, for the reasons discussed in the Original Letter, we continue to believe that neither AT&T's stockholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty exactly what actions the Proposal requires.

* * *

For the reasons discussed above and in the Original Letter, we believe that the Proposal may be omitted from AT&T's 2009 proxy materials. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Please note my new address and phone number above.

Sincerely,

Paul M Wilson

Paul M. Wilson
General Attorney

cc: John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 AT&T Inc. (T)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This is the first response to the company December 12, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

The company provides no exhibit of its complete bylaw amendment purportedly effective June 29, 2007. The company also does not provide the date that the amendment was filed in order to locate it.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – a 150% gap.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1352 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1352 institutions ever calling a special meeting.

The company (i)(3) objection seems to be dependent in a number of places on a misplaced company assumption that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization.

The company (i)(2) objection appears to be dependent on an unqualified acceptance of its (i)(3) objection. And the company (i)(2) outside opinion seems to be dependent from the beginning on the misplaced assumption inputted by the company that when a shareholder proposal asks the board to take the steps necessary to amend the bylaws, that the proposal is asking the board members to merely take action consentient with the authority each director has as one of the company's individual shareholders and to do so at a company with $165 billion in market capitalization. Thus the conclusions of the outside opinion are flawed since the outside firm simply accepts the unfounded initial company assumption as a fact and then fashions its text without a valid foundation.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Paul M. Wilson <PW2209@att.com>

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
311 S. Akard St., Room 2-39
Dallas, TX 75202
214-464-5566

1934 Act/Rule 14a-8

December 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2009 Annual Meeting
Stockholder Proposal of William Steiner

Ladies and Gentlemen:

This statement and material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 7, 2008, AT&T received a stockholder proposal and supporting statement (the "2009 Proposal") submitted by William Steiner for inclusion in AT&T's 2009 proxy materials. A copy of the 2009 Proposal and related correspondence is attached hereto as Annex A. For the reasons stated below, AT&T intends to omit the 2009 Proposal from its 2009 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. The proponent has requested that all communications be directed to John Chevedden. Accordingly, a copy of this letter and the attachments is being mailed concurrently to Mr. Chevedden as notice of AT&T's intention to omit the 2009 Proposal from its 2009 proxy materials.

The 2009 Proposal calls for an amendment to AT&T's Bylaws giving holders of 10% of AT&T's outstanding common stock the right to call a special meeting, as follows:

> *RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.*

AT&T believes that the 2009 Proposal may be omitted from its 2009 proxy materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, and pursuant to Rule 14a-8(i)(2) because implementing it would violate Delaware law.

By way of background, AT&T included the following proposal from Mr. Steiner in its 2007 proxy materials (the "2007 Proposal"):

> *RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of at least 10% to 25% of the outstanding common stock the power to call a special shareholder meeting.*

The 2007 Proposal was approved by a majority of the votes cast at AT&T's 2007 annual meeting of stockholders, and effective June 29, 2007 AT&T amended Article I, Section 2 of its Bylaws to read as follows:

> *Special meetings of the stockholders may be called at any time, either by the Board of Directors or by the Chairman of the Board, and the Chairman of the Board shall call a special meeting whenever requested in writing to do so by stockholders representing 25 percent of the shares of the corporation, then outstanding, and entitled to vote at such meeting. This request must specify the time, place and object of the proposed meeting. Only such business as is specified in the notice may be conducted at a special meeting of the stockholders.*

The 2009 Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(10) because AT&T has substantially implemented the 2009 Proposal.

The 2009 Proposal has been substantially implemented under Rule 14a-8(i)(10) because AT&T's Bylaws already permit AT&T's stockholders to call a special meeting. Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). As the Commission has noted, a proposal need not be specifically implemented to be excluded under the principles of Rule 14a-8(i)(10). See Exchange Act Release No. 34-20091 (August 16, 1983) (stating that a company need not have fully implemented a proposal to avail itself of an exclusion under the provisions of the precursor of the current version of Rule 14a-8). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See Masco Corporation (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms).

As expressed in the supporting statement, the underlying concern of the 2009 Proposal is that stockholders should have the right to call a special meeting. Specifically, the supporting statement makes the following points:

- Special meetings allow shareholders to vote on important matters.
- If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.
- Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

As set forth above, AT&T's existing Bylaws give holders of at least 25% of AT&T's outstanding stock the right to call a special meeting. Therefore, AT&T's existing Bylaws satisfactorily address the 2009 Proposal's underlying concern— that stockholders have the right to call a special meeting—as well as each of the salient points in the supporting statement.

In the supporting statement for the 2007 Proposal, Mr. Steiner included the following sentence:

> *[A] 10% to 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.*

The supporting statement for the 2009 Proposal does not address any particular level of share ownership or explain why the 25% level that AT&T adopted in response to the 2007 Proposal is no longer reasonable or why the proposed 10% level is now preferable. For these reasons, it does not appear that the 10% level is a central concern of the 2009 Proposal. And since AT&T's Bylaws already provide for the right to call a special meeting at a level that Mr. Steiner has deemed to be reasonable, we believe that AT&T's Bylaws satisfy the underlying concern of the 2009 Proposal. Therefore, we believe that AT&T has substantially implemented the 2009 Proposal and that it may be excluded pursuant to Rule 14a-8(i)(10).

In a number of recent instances, the Staff has agreed that a company may exclude a proposal calling for a bylaw amendment giving shareholders the right to call a special meeting, where the company either already had a bylaw giving the holders of 25% of the outstanding shares the right to call a special meeting or proposed adopting such a bylaw. See, e.g., Borders Group, Inc. (March 11, 2008) and Allegheny Energy, Inc. (February 19, 2008) (each involving a proposal to amend the company's bylaws so that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law); Chevron Corp. (February 19, 2008) and Citigroup Inc. (February 12, 2008) (each involving a proposal to amend the company's bylaws to allow holders of 10% to 25% of the outstanding shares to call a special meeting, and expressly favoring 10%); and 3M Co. (February 27, 2008) and Johnson & Johnson (February 19, 2008) (each involving a proposal to amend the company's bylaws to allow holders of a reasonable percentage of the outstanding shares to call a special meeting, and expressly favoring 10%).[1] The 2009 Proposal is in line with the proposals at issue in these letters, and since AT&T's Bylaws already give holders of 25% of AT&T's outstanding shares the right to call a special meeting, we believe that AT&T may likewise omit the 2009 Proposal pursuant to Rule 14a-8(i)(10).

The 2009 Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

The 2009 Proposal is vague and indefinite under Rule 14a-8(i)(3) because the second sentence of the 2009 Proposal can be interpreted in more than one way, with the result that it is not clear what the 2009 Proposal requires. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, it is so inherently vague and indefinite that neither the stockholders voting on it, nor the Company in implementing it (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

The 2009 Proposal contains two sentences. The first sentence calls for a bylaw amendment giving holders of 10% of AT&T's outstanding stock the right to call a special meeting, which, as discussed above, we believe has been substantially implemented. The second sentence provides that such amendment not have any "exception or exclusion conditions" that apply only to stockholders and not to management or the board. The meaning of the second sentence is unclear. The relevant section of AT&T's Bylaws, as set forth above, does not impose any exceptions, exclusions or conditions on the right of stockholders to call a special meeting (assuming that they satisfy the minimum ownership requirement). Therefore, it may be that the second sentence is simply inapplicable to AT&T.

---

1 In Johnson & Johnson, the company made two different arguments under Rule 14a-8(i)(10)—that the proposal was substantially implemented by a proposed bylaw that would give holders of 25% of the outstanding stock the right to call a special meeting and that the proposal was substantially implemented under a New Jersey statute. The Staff, in agreeing with the company, did not indicate which argument it favored. However, because the Staff rejected the New Jersey statutory argument in Becton, Dickinson and Company (November 25, 2008), it appears that the argument based on the proposed bylaw prevailed in Johnson & Johnson.

The bylaws of certain companies allow the holders of specified percentages of outstanding shares to call a special meeting unless the board determines that the same business will be covered at another shareholders' meeting within a specified period of time, such as 90 days. See, e.g., Johnson & Johnson (February 19, 2008). This may be the sort of "exception or exclusion condition" that the second sentence of the 2009 Proposal is referring to, in which case the second sentence would be inapplicable to AT&T because AT&T's Bylaws contain no such exception. However, if the second sentence is truly inapplicable to AT&T, it is reasonable to expect that Mr. Steiner would not have included it in the 2009 Proposal. Therefore, we are not certain that the second sentence is inapplicable.

On the other hand, the relevant section of AT&T's Bylaws, as set forth above, gives AT&T's board of directors the right to call a special meeting without requiring them to satisfy the minimum ownership requirement applicable to stockholders. It is possible, therefore, that the "exception" referred to in the second sentence of the 2009 Proposal is the right of AT&T's board to call a special meeting without regard to their level of stock ownership. Under this interpretation, the 2009 Proposal would call on AT&T to amend its Bylaws not only to give the holders of 10% of the outstanding shares the right to call a special meeting but also to require the board to satisfy the 10% ownership requirement in order to call a special meeting.

Because the second sentence of the 2009 Proposal can be interpreted in more than one way, neither AT&T's stockholders in voting on it, nor the Company in implementing it, would be able to determine with any reasonable certainty exactly what actions the 2009 Proposal requires. In Bank Mutual Corporation (January 11, 2005), the Staff concurred that a proposal calling for "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be excluded under Rule 14a-8(i)(3) where the proposal could be interpreted as meaning either that all directors retire after attaining the age of 72 or that a retirement age be set upon a director attaining the age of 72.

As in Bank Mutual Corporation, fundamentally different interpretations can be made of the 2009 Proposal:

- Stockholders may decide to vote for or against the 2009 Proposal based on their view that it simply requests a change in the level of ownership required for stockholders to call a special meeting; or

- Stockholders may decide to vote for or against the 2009 Proposal based on their view that it requests both a change in the level of ownership required for stockholders to call a special meeting and that the board of directors satisfy such level of ownership in order to call a special meeting.

Because the meaning of the 2009 Proposal is so vague and indefinite that neither AT&T nor its stockholders can determine exactly what actions the 2009 Proposal requires, we believe that the 2009 Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(3).

The 2009 Proposal may be excluded from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(2) because it would cause AT&T to violate Delaware law.

The 2009 Proposal would cause AT&T, a Delaware corporation, to violate the Delaware General Corporation Law because it would impermissibly limit the right of the board to call a special meeting. Rule 14a-8(i)(2) provides that a proposal may be excluded if it would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. As discussed above, one possible interpretation of the 2009 Proposal is that it would impose a 10% ownership requirement on the right of AT&T's board of directors to call a special meeting. Section 211(d) of the Delaware General Corporation Law gives the board of directors the right to call a special meeting. However, while the certificate of incorporation or the bylaws may expand this statutory right (by giving parties other than the board of directors the power to call special meetings), they may not limit the power of the board of directors to call special meetings (other than through ordinary process-based limitations).

AT&T has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger supporting this position, a copy of which is attached hereto as Annex B. The opinion states, in relevant part:

> Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings—in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings—such bylaw would be invalid under the General Corporation Law.
>
> ...
>
> The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid.

Because these issues are discussed at length in the opinion, that discussion is incorporated in this letter and thus will not be repeated here.

To the extent that the 2009 Proposal is to be interpreted as requiring AT&T to restrict the right of the board of directors to call a special meeting, implementing the 2009 Proposal would cause AT&T to violate Delaware law because such restrictions are invalid under Delaware law. Therefore, we believe that the 2009 Proposal may be omitted from AT&T's 2009 proxy materials pursuant to Rule 14a-8(i)(2).

* * *

For the reasons discussed above, we believe that the 2009 Proposal may be omitted from AT&T's 2009 proxy materials. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden

Annex A

2009 Proposal and Related Correspondence

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
175 E Houston
San Antonio, TX 78205

Rule 14a-8 Proposal

Dear Mr. Stephenson.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner   10/1/08
William Steiner   Date

cc: Ann Effinger Meuleman
Corporate Secretary
PH: 210 821-4105
FX: 210 351-2071
FX: 214-464-5477

RECEIVED
NOV 07 2008
CORPORATE
SECRETARY'S OFFICE

[T: Rule 14a-8 Proposal, November 7, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard have supported a shareholder right to call a special meeting.

The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:

William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3000.18
Dallas, Texas 75202
Ph. (214) 464-8815

November 11, 2008

Via UPS
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 7, 2008, we received a letter from William Steiner submitting a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2009 annual meeting. As instructed in the letter, we are directing our correspondence to you as proxy for Mr. Steiner. We are currently reviewing the proposal to determine if it is appropriate for inclusion.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal.

Mr. Steiner's name does not appear in our records as a registered stockholder. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the annual meeting, it will not be voted upon. The date and location of the annual meeting will be provided to you at a later date.

Sincerely,

Nancy H. Justice

cc: William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

DJF

DISCOUNT BROKERS

Legal Department
San Antonio, TX

NOV 17 2008

RECEIVED

Date: 17 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6500 shares of AT&T Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/8/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Please advise in one business day whether there is

Post-it® Fax Note 7671	Date 11-17-08 # of pages ▶
To Paul Wilson	From John Chevedden
Co./Dept.	Co.
Phone # 214-464-5477	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 210-351-2071 210-351-3467	Fax #

any further rule 14a-8 requirement.

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
208 S. Akard St., Room 3000.18
Dallas, Texas 75202
Ph. (214) 464-8815

November 21, 2008

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 17, 2008, we received a fax from DJF Discount Brokers ("DJF") relating to shares of AT&T Inc. common stock held by William Steiner. DJF does not appear in our records as a registered stockholder. It appears that National Financial Services Corp. may be the record holder of the shares owned by Mr. Steiner.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of shares of AT&T Inc. common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with SEC rules, you must submit to us a written statement from the record holder of the shares verifying that, at the time the proposal was submitted, the requisite number of shares were continuously held for at least one year. *You must provide the required documentation no later than 14 days from your receipt of this letter.*

Sincerely,

Nancy H. Justice

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Sat. 22 Nov 2008 07:39:13 -0800
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Rule 14a-8 Proposal (T)

Dear Ms. Justice,
Please see The Hain Celestial Group, Inc (October 1, 2008).
Sincerely,
John Chevedden

Annex B

Legal Opinion of Richards, Layton & Finger

RICHARDS LAYTON & FINGER

December 11, 2008

AT&T Inc.
175 E. Houston
San Antonio, TX 78205

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to AT&T Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on July 28, 2006 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock the right to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' right to call a special meeting must also be applied to the Company's "management" or its Board of Directors (the "Board"). One "exception or exclusion condition" imposed on the stockholders' right to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this exception would apply equally to the Board and would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-based limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, the Proposal, if implemented, would violate Delaware law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

Because the Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw)[1], the Proposal could not be implemented through the Bylaws. The directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the

[1] The Delaware courts have distinguished "process-oriented" bylaws regulating the procedures through which board decisions are made from bylaws that purport to intrude upon the board's substantive decision-making authority. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008) (footnotes omitted) ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting.").

certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[2] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not. See id. ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Traditionally, the bylaws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business.").

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than

[2] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

> the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter

[3] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of process-based limitations)[5]; thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/JMZ

[5] See supra, n. 1.

END